Exhibit 21.1

List of Subsidiaries of YY Inc.

Name	Jurisdiction of incorporation	Relationship with the registrant
Duowan Entertainment Corp.	BVI	Wholly-owned subsidiary
NeoTasks Inc.	Cayman Islands	Wholly-owned subsidiary
NeoTasks Limited	Hong Kong	Wholly-owned subsidiary
Guangzhou Huanju Shidai Information Technology Company Limited	PRC	Wholly-owned subsidiary
Duowan Entertainment Information Technology (Beijing) Company Limited	PRC	Wholly-owned subsidiary
Zhuhai Duowan Information Technology Company Limited	PRC	Wholly-owned subsidiary
Beijing Tuda Science and Technology Company Limited	PRC	Variable interest entity
Guangzhou Huaduo Network Technology Company Limited	PRC	Variable interest entity